UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Tekkorp Digital Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G8739H106
(CUSIP Number)

Matthew S. Davey
Tekkorp JEMB LLC
1980 Festival Plaza Drive, Suite 300
Las Vegas, Nevada  89135
Tel: (702) 879-9687
With a copy to:
John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8739H106	SCHEDULE 13D	Page 2 of 26

1	NAMES OF REPORTING PERSONS
Tekkorp JEMB LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,594,758

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,594,758

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,594,758 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 5,594,758 founder shares, classified as Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) held of record by Tekkorp JEMB LLC (the “Sponsor”) that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A ordinary shares, par value $0.0001 per share (“Class A Shares”).  Includes up to 844,758 Class B Shares that are subject to forfeiture in the event that the underwriter’s overallotment option is not exercised in full.  See Item 5.

(2)
Based on 25,000,000 Class A Shares outstanding as of the October 26, 2020 closing of the Issuer’s initial public offering (“IPO”), as reflected in the final prospectus filed by Tekkorp Digital Acquisition Corp. with the U.S. Securities and Exchange Commission (“SEC”) on October 23, 2020 (the “Final Prospectus”), together with the 5,594,758 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.

CUSIP No. G8739H106	SCHEDULE 13D	Page 3 of 26

1	NAMES OF REPORTING PERSONS
Tekkorp Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,594,758

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,594,758

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,594,758 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 5,594,758 founder shares, classified as Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares.  Includes up to 844,758 Class B Shares that are subject to forfeiture in the event that the underwriter’s overallotment option is not exercised in full. See Item 5.

(2)
Based on 25,000,000 Class A Shares outstanding as of the October 26, 2020 closing of the Issuer’s IPO, as reflected in the Final Prospectus filed by Tekkorp Digital Acquisition Corp. with the SEC on October 23, 2020, together with the 5,594,758 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.

CUSIP No. G8739H106	SCHEDULE 13D	Page 4 of 26

1	NAMES OF REPORTING PERSONS
Matthew S. Davey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,594,758

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,594,758

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,594,758 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects 5,594,758 founder shares, classified as Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares.  Includes up to 844,758 Class B Shares that are subject to forfeiture in the event that the underwriter’s overallotment option is not exercised in full. See Item 5.

(2)
Based on 25,000,000 Class A Shares outstanding as of the October 26, 2020 closing of the Issuer’s IPO, as reflected in the Final Prospectus filed by Tekkorp Digital Acquisition Corp. with the SEC on October 23, 2020, together with the 5,594,758 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.

CUSIP No. G8739H106	SCHEDULE 13D	Page 5 of 26

1	NAMES OF REPORTING PERSONS
JEMB SPAC LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,594,758

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,594,758

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,594,758 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 5,594,758 founder shares, classified as Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares.  Includes up to 844,758 Class B Shares that are subject to forfeiture in the event that the underwriter’s overallotment option is not exercised in full. See Item 5.

(2)
Based on 25,000,000 Class A Shares outstanding as of the October 26, 2020 closing of the Issuer’s IPO, as reflected in the Final Prospectus filed by Tekkorp Digital Acquisition Corp. with the SEC on October 23, 2020, together with the 5,594,758 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.

CUSIP No. G8739H106	SCHEDULE 13D	Page 6 of 26

1	NAMES OF REPORTING PERSONS
Morris Bailey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,000,000

	8	SHARED VOTING POWER
6,594,758

	9	SOLE DISPOSITIVE POWER
1,000,000

	10	SHARED DISPOSITIVE POWER
6,594,758

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,594,758 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.8% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects 5,594,758 founder shares, classified as Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares, together with an additional 1,000,000 Class A Shares of which Morris Bailey is the beneficial owner and an additional 1,000,000 Class A Shares beneficially owned by Bailey Grand Investments LLC, of which Morris Bailey is the managing member.  Includes up to 844,758 Class B Shares that are subject to forfeiture in the event that the underwriter’s overallotment option is not exercised in full. See Item 5.

(2)
Based on 25,000,000 Class A Shares outstanding as of the October 26, 2020 closing of the Issuer’s IPO, as reflected in the Final Prospectus filed by Tekkorp Digital Acquisition Corp. with the SEC on October 23, 2020, together with the 5,594,758 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.

CUSIP No. G8739H106	SCHEDULE 13D	Page 7 of 26

1	NAMES OF REPORTING PERSONS
Bailey Grand Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 1,000,000 Class A Shares beneficially owned by Bailey Grand Investments LLC, of which Morris Bailey is the managing member. See Item 5.
(2)
Based on 25,000,000 Class A Shares outstanding as of the October 26, 2020 closing of the Issuer’s IPO, as reflected in the Final Prospectus filed by Tekkorp Digital Acquisition Corp. with the SEC on October 23, 2020.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), of Tekkorp Digital Acquisition Corp., a Cayman Islands exempted corporation (the “Issuer” or the “Company”), underlying units issued in the Issuer’s initial public offering (“IPO”) and Class A Shares issuable upon conversion of founder shares, classified as Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), of the Issuer.  The address of the Issuer’s principal executive offices is 1980 Festival Plaza Drive, Suite 300, Las Vegas, Nevada, 89135.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Entity and Person Filing:

This Statement is being filed by the following persons (the “Reporting Persons”):

(i)	Tekkorp JEMB LLC (the “Sponsor”);
(ii)	Tekkorp Holdings LLC (“Holdings”);
(iii)	Matthew S. Davey (“Mr. Davey”);
(iv)	JEMB SPAC LLC (“JEMB SPAC”);
(v)	Morris Bailey (“Mr. Bailey”); and
(vi)	Bailey Grand Investments LLC (“Bailey Grand”).

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b)
The address of the principal business office of the Sponsor, Holdings and Mr. Davey is as follows:

1980 Festival Plaza Drive, Suite 300
Las Vegas, Nevada 89135

The address of the principal business of office of JEMB SPAC, Mr. Bailey and Bailey Grand is as follows:
150 Broadway
Suite 800
New York, New York 10038

(c)	Present Principal Occupation and Employment

The Sponsor was formed and registered for the object and purpose of (a) acting as the sponsor of, or in a similar role thereto, the Issuer, a blank check company incorporated as a Cayman Islands exempted company, (b) investing in, owning and holding one or more legal and beneficial interests in the Issuer, and (c) making loans or other advances to the Issuer.

The Sponsor is indirectly controlled by Holdings and JEMB SPAC, which are its sole members. Mr. Davey is the manager of Holdings, and Mr. Bailey is the managing member of JEMB SPAC, and in their respective capacities as the manager and managing member of Holdings and JEMB SPAC, may be deemed to have voting and dispositive power with respect to the Class B Shares held of record by the Sponsor.

Mr. Bailey is also the managing member of Bailey Grand Investments LLC, a private investment firm with the principle business of investing in securities.  The principal occupation of Mr. Davey is serving as founder and Manager of Tekkorp Capital LLC.  The principal occupation of Mr. Bailey is serving as founder, Chief Executive Officer and Principal of JEMB Realty Corporation.

(d)	Criminal Convictions

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

The Sponsor is a Cayman Islands limited liability company, Holdings is a Nevada limited liability company, and JEMB SPAC and Bailey Grand are both Delaware limited liability companies.  Mr. Bailey is a U.S. citizen and Mr. Davey is an Australian citizen and U.S. permanent resident.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Sponsor acquired 8,625,000 Class B Shares (“Founder Shares”) on August 20, 2020 in exchange for a capital contribution of $25,000, or approximately $0.003 per share, such capital provided in equal installments of $12,500 by each of Holdings and JEMB SPAC.  On September 23, 2020, the Sponsor transferred 25,000 Founder Shares to each of Marlon Goldstein, Thomas Roche, Tony Rodio and Sean Ryan and 850,000 Founder Shares to each of Robin Chhabra and a trust for the benefit of Eric Matejevich’s issue, in each case, at their original per share purchase price.
On September 25, 2020, the Sponsor issued a $10,000,000 promissory note (the “Promissory Note”) to Morris Bailey, pursuant to which Mr. Bailey agreed to make term loans  (the “Sponsor Loans”) to the Sponsor (i) from the date of the Promissory Note until (and including) the date that the Issuer and the relevant underwriter(s) enter into an underwriting agreement providing for a committed public underwritten offering of the Issuer’s Units (which is the subject of the IPO) (the “UWA Date”), as and when requested by the Sponsor, in an aggregate amount equal to $300,000 (or such lesser amount requested by the Sponsor) and (ii) on the UWA Date in an amount equal to $9,700,000 (or such lesser amount requested by the Sponsor).
These Sponsor Loans are unsecured and bear interest of 3% per annum, compounding annually and payable at the maturity of the Sponsor Loans.  The Sponsor Loans will mature (i) if the Issuer completes its initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”), on the date that is (545) days after the date of the consummation of the initial Business Combination and (ii) if the Issuer does not complete its initial Business Combination, on the earlier of the second anniversary of the IPO and the third anniversary of the date of the Promissory Note, subject to an extension of up one year in connection with (and coterminous with) a charter amendment extending the deadline for the consummation of the initial Business Combination.
The Sponsor Loans provide for the Sponsor to make mandatory prepayments (x) to the extent of any proceeds of the Sponsor Loans that have not been previously expended after payment of outstanding expenses incurred in connection with a Business Combination and (y) out of any proceeds of the sale of Class B Shares, Private Placement Warrants (as defined below) or any securities issued upon conversion, exchange or exercise of Class B Shares or Private Placement Warrants (collectively, “Founder Securities”).  As of November 2, 2020, $129,481 is outstanding under such Promissory Note.
The Promissory Note contains covenants restricting, among other things, the Sponsor’s ability to incur debt and liens, make distributions and investments (other than investments in the Issuer) and transact business with affiliates (other than the Issuer) not on arms’ length.  None of the foregoing covenants, however, restrict the actions of the Issuer.  The Promissory Note also contains events of default (subject to customary grace periods where applicable) arising out of non-payment, breach of covenants, material inaccuracy of representations, bankruptcy and insolvency of the Sponsor or the Issuer and failure to consummate the IPO or the Business Combination prior to the dates provided therefor.
Also on September 25, 2020, Holdings entered into an agreement to guaranty (the “Guaranty”) the full and punctual payment by the Sponsor to Mr. Bailey, when due, whether at the stated due date, by acceleration or otherwise, of the outstanding principal balance of the Sponsor Loans at the time of payment owing to Mr. Bailey under or relating to the Promissory Note (collectively, the “Obligations”).
Under the Guaranty, the total liability of Holdings shall not exceed, under any circumstances, $10,000,000 (for the sake of clarity, less the amount of original principal amount prepaid (if any) under the Promissory Note) and (ii) Holding’s obligation to pay the Obligations as contemplated under the Guaranty shall only apply if the Issuer is required, pursuant to the Issuer’s charter, to cease all operations except for the purpose of winding up due to the Issuer’s failure to consummate a Business Combination within the time period prescribed by the Issuer’s charter, as such period may be extended, as set forth therein, and if, as a result, all shares of the Issuer’s Class A Shares held by public shareholders have been redeemed.
Separately, the Sponsor acquired the Private Placement Warrants on October 21, 2020 at a price of $1.00 per Private Placement Warrant, at an aggregate cost of 6,200,000, and agreed to acquire up to an additional 650,000 warrants depending on the extent to which the underwriters in the Company’s initial public offering exercise their over-allotment option.  The Private Placement Warrants were acquired with the Sponsor Loans (as defined below).
Mr. Bailey acquired 1,000,000 Units (as defined below) in the IPO, which are held by him, using $10,000,000 of his personal funds.  In addition, Mr. Bailey contributed $10,000,000 of his personal funds to Bailey Grand, which used these funds to purchase a separate 1,000,000 Units in the IPO.
On October 20, 2020, a total of 1,437,500 Founder Shares were transferred to the Issuer and cancelled.  Of the 1,437,500 Founder Shares transferred to the Issuer for cancellation, the Sponsor transferred 1,230,242 such shares, and Robin Chhabra and a trust for the benefit of Eric Matejevich’s issue each transferred 103,629 such shares.
ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 of this Statement is incorporated by reference into this Item 4, and the descriptions herein of the Founder Shares, the Units, and the Private Placement Warrants are qualified by reference to the descriptions in the final prospectus filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on October 23, 2020) (the “Final Prospectus”).

Founder Shares

In connection with the organization of the Issuer, the Sponsor purchased 8,625,000 Founder Shares for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated August 20, 2020, between the Sponsor and the Issuer (the “Securities Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.  As described in the Issuer’s registration statement on Form S-1 (File No. 333-249064) under the heading “Description of Securities—Founder Shares,” the shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights and have no expiration date.
On September 23, 2020, the Sponsor transferred 25,000 Founder Shares to each of Marlon Goldstein, Thomas Roche, Tony Rodio and Sean Ryan and 850,000 Founder Shares to each of Robin Chhabra and a trust for the benefit of Eric Matejevich’s issue, in each case, at their original per share purchase price.  On October 20, 2020, a total of 1,437,500 Founder Shares were transferred to the Issuer and cancelled.  Of the 1,437,500 Founder Shares transferred to the Issuer for cancellation, the Sponsor transferred 1,230,242 such shares, and Robin Chhabra and a trust for the benefit of Eric Matejevich’s issue each transferred 103,629 such shares.
Units

On October 21, 2020, in connection with the Issuer’s IPO, Morris Bailey and Bailey Grand each separately acquired 1,000,000 units (the “Units”) of the Issuer at a price of $10.00 per Unit.  Each Unit consists of one Class A Share and one-half of one redeemable warrant, each whole warrant entitling the holder thereof to purchase one Class A Share at a price of $11.50 per share, subject to adjustment.  The warrants included in the Units (the “Unit Warrants”) will become exercisable on the later of 30 days after the completion of the Issuer’s initial Business Combination and 12 months from the closing of the Issuer’s IPO. The Unit Warrants will expire five years after the completion of the Issuer’s initial Business Combination or earlier upon redemption or liquidation.

Private Placement Warrants

On October 21, 2020, pursuant to the Private Placement Warrants Purchase Agreement, the Sponsor acquired 6,200,00 warrants at a purchase price of $1.00 per warrant (the “Private Placement Warrants”), and agreed to acquire up to an additional 650,000 warrants depending on the extent to which the underwriters in the Company’s initial public offering exercise their over-allotment option.
The Private Placement Warrants are identical to the Unit Warrants sold in the Issuer’s IPO, except that, so long as they are held by the Sponsor or its permitted transferees: (1) the Private Placement Warrants will not be redeemable by the Issuer (except as described in the Final Prospectus under “Description of Securities—Redeemable Warrants—Public Shareholders’ Warrants—Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00”); (2) the Private Placement Warrants (including the Class A Shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of the Issuer’s initial Business Combination; (3) the Private Placement Warrants may be exercised by the holders on a cashless basis; and (4) the Private Placement Warrants (including the ordinary shares issuable upon exercise of these warrants) are entitled to registration rights.  The summary of such Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

The Class A Shares beneficially owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer’s securities from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

In connection with the Issuer’s pursuit of a Business Combination, the Reporting Person may engage in discussions or negotiations, or make proposals to third parties, or the Issuer, with respect to transactions involving the issuer that could result in one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a Business Combination.  The Issuer’s efforts to identify a prospective initial business combination target will not be limited to a particular industry, sector or geographic region.  While the Issuer may pursue an initial Business Combination opportunity in any industry or sector (subject to certain limitations described in the Final Prospectus), the Issuer intends to identify and acquire a business within the broader digital media, sports, entertainment, leisure and/or gaming ecosystems with an enterprise valuation between $1.0 billion and $2.0 billion. The Issuer believes the digital media, sports, entertainment, leisure and gaming industries possess attractive opportunities given the secular consumer shift from physical/analog products to digital/online offerings and the industries’ existing consumer demand.  Examples of verticals within the digital ecosystem that the Issuer intends to focus on include online media and marketing, sports, gaming, mobile gaming, social gaming, lottery, bingo, e-sports, daily fantasy sports, as well as specialized data, analytic and technology companies. Further targeting within these verticals is expected to be focused around the following:

•	Media/Content and Affiliates: Manage properties and platforms that attract and engage customers and assist in their retention and monetization.

•	Sports, Gaming and Social Operators: Operate innovative casino and sports betting sites that are either purely online or integrated with traditional land-based casino businesses.

•
Platforms and Content Suppliers: Supply operators with the underlying sports betting and gaming platforms and content, including casino and bingo games, lottery, e-sports and social gaming offerings. Additionally, companies within this category can provide back-end services such as player registration, cash deposit services and KYC services.

•
Data Rights and Technology Infrastructure: Provide operators with data hosting capabilities, high-speed video and audio transmission, data rights and data collection, big data and artificial intelligence (AI) analytics, and risk management.

Under various agreements between the Issuer and certain of the Reporting Persons as further described in Item 6 below, such Reporting Persons have agreed (A) to vote their shares in favor of any proposed Business Combination; (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial Business Combination or (ii) an amendment to certain provisions of the Issuer’s amended and restated certificate of incorporation; and (C) not to redeem any Founder Shares or Class A Shares in connection with the liquidation of the Trust Account (as defined below) if the Issuer fails to complete an initial Business Combination within 24 months from the completion of its IPO.

Subject to the agreements described herein, the Reporting Persons may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)
The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Persons is based upon the 25,000,000 Class A Shares outstanding as of the October 26, 2020 closing of the Issuer’s IPO, as reflected in the Final Prospectus filed by the Issuer with the SEC on October 23, 2020, together with, where such Reporting Person beneficially owns Class B Shares, the requisite amount of Class A Shares issuable upon conversion of such Class B Shares.
The Sponsor has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 5,594,758 Class B Shares of which it is the record owner, which represents 18.3% of the outstanding Class A Shares, as calculated pursuant to Rule 13d-3(d).
Holdings and JEMB SPAC, as the sole members of the Sponsor, may be deemed to beneficially own, and have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 5,594,758 Class B Shares of which the Sponsor is the record owner, representing 18.3% of the outstanding Class A Shares, as calculated pursuant to Exchange Act Rule 13d-3(d).
Mr. Davey, as the manager of Holdings, may be deemed to beneficially own, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 5,594,758 Class A Shares of which Holdings is the beneficial owner, representing 18.3% of the outstanding Class A Shares, as calculated pursuant to Exchange Act Rule 13d-3(d).
Bailey Grand has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,000,000 Class A Shares of which it is the beneficial owner, representing 4.0% of the outstanding Class A Shares, as calculated pursuant to Exchange Act Rule 13d-3(d).
Mr. Bailey, as the managing member of both JEMB SPAC and Bailey Grand, has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 5,594,758 Class A Shares of which JEMB SPAC is the beneficial owner and the 1,000,000 Class A Shares of which Bailey Grand is the beneficial owner.  In addition, Mr. Bailey has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 1,000,000 Class A Shares of which Mr. Bailey is the beneficial owner.  In the aggregate, Mr. Bailey may be deemed to be the beneficial owner of 7,594,758 Class A Shares, representing 24.8% of the outstanding Class A Shares, as calculated pursuant to Exchange Act Rule 13d-3(d).
(c)
Except as set forth in this Statement, the Reporting Person has not engaged in any transaction in the Issuer’s Ordinary Shares during the 60-day period ended November 2, 2020.
(d)

Not applicable.

(e)

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3, 4 and 5 of this Statement are incorporated by reference into this Item 6, and the descriptions herein of the Securities Subscription Agreement, the Registration Rights Agreement, and the Letter Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits hereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, the Sponsor purchased 8,625,000 Founder Shares for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated August 20, 2020, between the Sponsor and the Issuer (the “Securities Subscription Agreement”).  As noted in Item 3, on September 23, 2020, the Sponsor collectively transferred a total of 1,800,000 Founder Shares to its directors, officers, director nominees, and a trust for the benefit of one officer’s issue and, on October 20, 2020, a total of 1,437,500 such Founder Shares, including 1,230,242 Founder Shares held by the Sponsor, were transferred to the Issuer for cancellation.
Under the Securities Subscription Agreement, up to 937,500 Founder Shares are subject to forfeiture to the extent that the underwriter of the Issuer’s IPO does not exercise in full its overallotment option to acquire an additional 3,750,000 Units.
Registration Rights Agreement
Pursuant to a registration rights agreement entered into between the Issuer and certain securities holders on October 26, 2020 (the “Registration Rights Agreement”), the Issuer’s directors and officers, and any other holders of the Founder Shares, Private Placement Warrants, and any warrants that may be issued upon conversion of working capital loans by the Sponsor or an affiliate of the Sponsor or certain of the Issuer’s directors and officers (“Working Capital Loans”) (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) is entitled to registration rights requiring the Issuer to register such securities for resale (in the case of the Founder Shares, only after conversion to the Issuer’s Class A Shares).
Pursuant to the Registration Rights Agreement, the holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the Registration Rights Agreement provides that the Issuer will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Registration Rights Agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Issuer’s securities. The Issuer is responsible for bearing the expenses incurred in connection with the filing of any such registration statements.

Founders’ Letter Agreement
This description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.
On October 21, 2020, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s directors and officers, including Messrs. Bailey and Davey (each, an “Insider”).  Pursuant to the Letter Agreement, the Sponsor and each Insider agreed with the Issuer that if the Issuer seeks shareholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, it, he or she shall (i) vote any Founder Shares or Class A Shares (collectively, the “Shares”) owned by it, him or her in favor of any proposed Business Combination (including any proposals recommended by the Company’s board of directors in connection with such Business Combination) and (ii) not redeem any Shares owned by it, him or her in connection with such shareholder approval.

The Sponsor and each Insider agreed with the Issuer that in the event that the Issuer fails to consummate a Business Combination within 24 months from the closing of the IPO, or such later period approved by the Issuer’s shareholders in accordance with the Issuer’s amended and restated memorandum and articles of association, as they may be amended from time to time, the Sponsor and each Insider shall take all reasonable steps to cause the Issuer to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the Class A Shares sold as part of the Units in the IPO (the “Offering Shares”), at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Offering Shares, which redemption will completely extinguish all Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Issuer’s remaining shareholders and the Issuer’s board of directors, liquidate and dissolve, subject in each case to the Issuer’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and each Insider also agreed to not propose any amendment to the Issuer’s amended and restated memorandum and articles of association (i) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial Business Combination or to redeem 100% of the Offering Shares if the Issuer does not complete its initial Business Combination within 24 months from the closing of the IPO, or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Issuer provides the holders of securities issued in the IPO (the “Public Shareholders”) with the opportunity to redeem their Offering Shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust fund into which a portion of the net proceeds of the Public Offering shall be deposited (the “Trust Account”), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Offering Shares.

The Sponsor and each Insider also acknowledge in the Letter Agreement that it, he or she has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of the Issuer as a result of any liquidation of the Issuer with respect to the Founder Shares held by it.  The Sponsor and each Insider hereby further waived, with respect to any Shares held by it, him or her, if any, any redemption rights it, he or she may have in connection with (x) the consummation of a Business Combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such Business Combination or in the context of a tender offer made by the Issuer to purchase Class A Shares and (y) a shareholder vote to amend the Issuer’s amended and restated memorandum and articles of association (i) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial Business Combination or to redeem 100% of the Offering Shares if the Issuer does not complete its initial Business Combination within 24 months from the closing of the IPO, or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity (although the Sponsor and the Insiders shall be entitled to redemption and liquidation rights with respect to any Offering Shares it or they hold if the Issuer fails to consummate a Business Combination within 24 months from the date of the closing of the IPO).

During the period commencing on the effective date of the Underwriting Agreement and ending 180 days after such date, the Sponsor and each Insider agreed, without the prior written consent of Jeffries LLC (together with the other underwriters, the “Underwriters”), not to offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 (“Section 16”) of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to, any Units, Shares, Warrants or any securities convertible into, or exercisable, or exchangeable for, Class A Shares, or publicly announce an intention to effect any such transaction; provided, however, that the foregoing does not apply to the forfeiture of any Founder Shares pursuant to their terms or any transfer of Founder Shares to any current or future independent director of the Issuer (as long as such current or future independent director transferee is subject to this Letter Agreement or executes an agreement substantially identical to the terms of this Letter Agreement, as applicable to directors and officers at the time of such transfer; and as long as, to the extent any Section 16 reporting obligation is triggered as a result of such transfer, any related Section 16 filing includes a practical explanation as to the nature of the transfer).

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a Business Combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per share of the Offering Shares held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Issuer’s indemnity of the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In the event that any such executed waiver is deemed to be unenforceable against such third party, the Sponsor shall not be responsible to the extent of any liability for such third party claims.

Pursuant to the Letter Agreement, the Sponsor and each Insider has agreed not to transfer any Founder Shares (or Class A Shares issuable upon conversion thereof) until the earlier of (A) one year after the completion of the Issuer’s initial Business Combination and (B) subsequent to the Business Combination, (x) if the last reported sale price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial Business Combination or (y) the date following the completion of the Issuer’s initial Business Combination on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A Shares for cash, securities or other property (the “Founder Shares Lock-up Period”).  In addition, the Sponsor and each Insider agrees not to transfer any Private Placement Warrants (or Class A Shares issued or issuable upon the conversion of the Private Placement Warrants), until 30 days after the completion of a Business Combination (the “Private Placement Warrants Lock-up Period”), together with the Founder Shares Lock-up Period, the “Lock-up Periods”).

Notwithstanding the provisions related to the Lock-Up Periods, transfers of the Founder Shares, Private Placement Warrants and Class A Shares issued or issuable upon the exercise or conversion of the Private Placement Warrants or the Founder Shares, are permitted (a) to the Issuer’s directors or officers, any affiliates or family members of the Issuer’s directors or officers, the Sponsor, any members of the Sponsor or any affiliates of the Sponsor; (b) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of the Issuer’s Business Combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of the Issuer’s liquidation prior to the Issuer’s completion of an initial Business Combination; (g) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability Issuer agreement, as it may be amended from time to time, upon dissolution of the Sponsor; and (h) in the event of the Issuer’s completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Class A Shares for cash, securities or other property subsequent to the completion of the Issuer’s initial Business Combination; provided, however, that, in the case of clauses (a) through (e), these permitted transferees must enter into a written agreement with the Issuer agreeing to be bound by the transfer restrictions in this Agreement.

The Letter Agreement shall terminate on the earlier of (i) the expiration of the Lock-up Periods and (ii) the liquidation of the Issuer; provided, however, that this Letter Agreement shall earlier terminate in the event that the IPO is not consummated and closed by June 30, 2021; provided, further, that the indemnification provisions applicable to any liquidation of the Trust Account, as outlined in the Letter Agreement, shall survive such liquidation.

The Letter Agreement also provides for the forfeiture of certain of the Founder Shares depending on the extent to which the underwriters do not exercise in the IPO their over-allotment option to purchase up to an additional 3,750,000 Units within 45 days from the date of the Final Prospectus.

Limited Liability Company Agreement
The Sponsor has entered into an Amended and Restated limited liability company agreement (the “LLC Agreement”), dated as of September 25, 2020, with Holdings and JEMB SPAC, as sole members of the Sponsor.

LLC Lock-Up Agreement

Pursuant to the LLC Agreement, the Sponsor has agreed not to transfer any of the Founder Securities until the expiration of any transfer restrictions set forth in the LLC Agreement or similar transfer restriction arrangements applicable to the Founder Securities and entered into in connection with the IPO or an initial Business Combination (collectively, the “LLC Lockup Arrangements”).

Following the expiration of the LLC Lockup Arrangements, each of Holdings and JEMB SPAC shall have the option to require the Sponsor to distribute (a “Founder Securities Distribution”) all or a portion of any Founder Securities attributable to the interest of such member in the Sponsor (as outlined in the LLC Agreement, an “Interest”) through a redemption of the Interests to which such Founder Securities correspond, subject to the right of first offer described in section 19 below; provided, however, that neither Holdings nor JEMB SPAC shall be permitted to exercise its option to require the Sponsor to make a Founder Securities Distribution until after the Promissory Note is paid in full and canceled.

LLC Right of First Offer

Following the expiration of the Lockup Arrangements, each time Holdings or JEMB SPAC proposes a Founder Securities Distribution or other transfer of all or any part of such member’s Interest other than pursuant to a transfer for which the other member has consented (such member, an “Offering Member”), the Offering Member shall offer its Interest that corresponds to the Founder Securities that would be the subject of such Founder Securities Distribution to the non-transferring member by providing written notice (“ROFO Notice”) to the non-transferring member with a copy to the Sponsor specifying the percentage and type of Interest the Offering Member desires to transfer (as defined in the LLC Agreement) (such proposed transfer, an “Offered Amount”), the price (the “Offering Price”) for which the Offering Member intends to market the Interest for sale and any other material terms of the offer.

The Offering Price shall be the trailing average closing price of the Founder Securities as reported by the relevant stock exchange for the 30 trading days immediately preceding the ROFO Notice corresponding to the Offered Amount. For a period of fifteen (15) days following delivery of the ROFO Notice (the “ROFO Option Period”), the non-transferring member shall have the right to send an option reply (“Option Reply”) to the Offering Member indicating that such non-transferring member desires to purchase the offered Interest at the Offering Price and other terms and conditions, which terms shall remain outstanding during the ROFO Option Period. Notwithstanding the foregoing, if the non-transferring member does not agree to purchase, in aggregate, the entire Offered Amount, the Offering Member shall not be obligated to sell the Offered Amount to the Members and may instead receive the proposed Founder Securities Distribution.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 99.1	Joint Filing Agreement, dated as of November 2, 2020.

Exhibit 99.2
Securities Subscription Agreement, dated August 20, 2020, between the Issuer and Tekkorp JEMB LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on September 25, 2020).

Exhibit 99.3
Letter Agreement, dated October 21, 2020, among the Company, the Sponsor, Irwin Apartment Trust and the Company’s officers and directors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on October 26, 2020).

Exhibit 99.4
Registration Rights Agreement, dated October 26, 2020, among the Company, the Sponsor, and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on October 26, 2020).

Exhibit 99.5
Private Placement Warrants Purchase Agreement, dated October 21, 2020, among the Company and the Private Placement Warrants Purchasers (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on October 26, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 2, 2020

TEKKORP JEMB LLC

By:	/s/ Matthew S. Davey
	Name:	Matthew S. Davey
	Title:	Authorized Signatory

TEKKORP HOLDINGS LLC

By:	/s/ Matthew S. Davey
	Name:	Matthew S. Davey
	Title:	Manager

MATTHEW S. DAVEY

By:	/s/ Matthew S. Davey
	Name:	Matthew S. Davey

JEMB SPAC LLC

By:	/s/ Morris Bailey
	Name:	Morris Bailey
	Title:	Managing Member

MORRIS BAILEY

By:	/s/ Morris Bailey
	Name:	Morris Bailey

BAILEY GRAND INVESTMENTS LLC

By:	/s/ Morris Bailey
	Name:	Morris Bailey
	Title:	Managing Member